WELDMATION INC.

addressStreet31720 STEPHENSON HIGHWAY, CityMADISON HEIGHTS, M148071·1687 PHONE (248) 585-0010, FAX (248) 585-0016

www.Weldmation.com

July 14, 2008

Board of Directors

Global Tech International, Inc. addressStreet33105 Kelly Rd., Suite "A" Fraser, MI 48026

Re:

Proposed Agreements between Global Tech International, Inc., a Delaware corporation ("Global") and a subsidiary to be designated of Weldmation, Inc., a Michigan corporation ("Weldmation"), for the Patent Licensing, Sale and Manufacturing of Products Utilizing Patents under Global's control, Described on Attached Exhibit A (the "Patents")

Dear Ms. Pointer:

This letter will serve as a non-binding Letter of Intent (the "LOI") between Global, as the Licensor of the Patents, and Weldmation, with regard to the creation of a 50/50 Joint Venture Agreement with a newly formed LLC under the control of Weldmation (the "LLC") for the exploitation of certain Intellectual Properties ("IP"), including Patents both issued and pending, for industrial purposes to OEM's and Tier 1 suppliers in the automotive industry and other industries, upon the following general business terms:

1.

Weldmation shall create a newly formed LLC (the "LLC") and Global shall supply a licensing agreement for sale, development and manufacturing purposes utilizing the Patents owned by Global and its affiliates, in which Weldmation or its designated person will be the sole Manager thereof with the assistance of Global and each of us shall have the following respective specifically designated responsibilities and authorities, to-wit:

(i)

The subject LLC and licensing agreement is predicated upon Global and its affiliate owning absolute and unrestricted title to the Patents described on attached Exhibit A, together with the right to license the technology and/or patents exclusively to the LLC, on a case-by-case basis and to license the same to customers of the LLC.

(ii)

The Patent License Fee(s) to be charged, from time to time, by Global as a sub-licensee of Global or the LLC, (subject to approval of Global), to customers of the LLC on all products

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manufactured by such customers, using equipment manufactured by Weldmation utilizing the Patents, shall be determined mutually, from time to time, by both Global and Weldmation (with Weldmation and Global entitled to receive 50% of all such Patent License Fees and profits upon receipt thereof by Global or the LLC, as the case may be, from the customer(s);

(iii)

Global and its affiliates shall exclusively license the patents on a case-by-case basis along with sub-licensing rights (to be disclose in a License Agreement) to the LLC and have unencumbered title to the Patents (and related equipment, office equipment, etc.) and either lease or sell the assets to the LLC, for a mutually agreed upon value. Weldmation shall be primarily responsible for all sales and marketing of the subject projects , utilizing the Patents, to customers of the LLC (including to LLC customers first identified by Weldmation); which Global agrees to assist in the sales and marketing on an as needed basis.

(iv)

Weldmation shall permit and pay for the relocation of Global's listed equipment (Attachment "B"L into its designated plant facilitiesoffice equipment, etc., relating to said Patents, (for which moving and installation and ongoing housing/rental costs, as determined mutually by the parties, from time to time, Weldmation shall receive a capital contribution credit on the books of the LLC);

(v)

Weldmation shall also engineer, design and build all such equipment and/or products, utilizing the Licensed Patents, in accordance with plans and specifications thereof approved by the applicable customer(s) of the LLC and otherwise mutually agreed upon, in writing, by both Global and Weldmation, for a price to the LLC determined mutually by Weldmation and Global, with Global and Weldmation sharing equally in any portion of the final price for the applicable equipment and/or products sold to a customer(s) of the LLC in excess of Weldmation's quoted price thereof to the LLC; provided, however, that the parties hereto shall not share in any profits/cash flow, etc. of the LLC, until both Global and Weldmation have recovered 100% of all of their remaining unreturned capital contributions to the LLC;

(vi)

? Weldmation will also have the right, without charge by the

LLC and Global to utilize the LLC's equipment in Weldmation's facilities for occasional smaller production jobs, etc. generated separately by Weldmation, so long as such usage does not interfere with the use of such equipment for the business purposes of the LLC; provided, however, that, in addition to the foregoing, Weldmation shall have the right to the continual use of such equipment for its larger

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production jobs, providing it pays the LLC a reasonable rental/usage fee therefore, as determined in good faith by the parties hereto, from time to time;

(vii)

All ongoing repairs, maintenance, taxes, upgrades, etc. of the subject equipment of the LLC at Weldmation premises shall be the responsibly of the LLC and/or Weldmation.

(viii)

In the event of any dissolution of the LLC or any other termination of the business of the LLC, the equipment, office equipment, etc. originally contributed by Global to the LLC shall be returned to Global. Weldmation shall pay for the cost of relocating the equipment to a facility as designated by Global in the Metro Detroit Area

(ix)

Global shall provide the LLC the first right of refusal for any new or incoming quotes, projects that Global shall be advised of through its customers or contacts in the global market place.

(x)

Global shall provide the LLC with a list of pending projects for the LLC to review along with any data to assist the LLC to pursue whether the LLC desires to exploit and further the projects and prospects that Global has provide herein.

(xi)

Weldmation shall commit to providing at no expense to Global or the LLC for a period of 2 years, machinery and office space; engineering, accounting, legal, design, sales, marketing and other material and services available to Weldmation in furtherance of promoting and exploiting the patents and technology held by Global and licensed to the LLC. It is anticipated that these costs will exceed 2 million dollars over a period of 2 years. Such actual costs paid by Weldmation shall be considered a capital contribution credit by Weldmation and shall be so entered on the books of the LLC. It is further anticipated that these costs will be mutually agreed between the parties and will be reimbursed from the profits of the LLC when the LLC becomes profitable. It is the intention of the parties that Weldmation shall be reimbursed by the LLC on an agreed upon figure to not to overburden the cash needs of the LLC. It is the intention of the parties that Weldmation or Global shall not receive any payments for licensing fees or distribution of profits until Global is reimbursed for all its costs and Weldmation is reimbursed for its costs as set forth herein.

(xii)

Global will provide technical expertise to the LLC and provide training, data and implementation expertise on an as needed basis to implement on going projects or new opportunities/projects as they arise.

(xiii)

Global shall receive an option to purchase up to a 50% interest in the LLC which shall be solely owned by Weldmation. The parties agree to enter into good faith

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negotiations to determine the value of the 50% interest upon Global exercising its option to purchase such interest. But in event shall such option be assignable, transferable, or otherwise relinquished by Global to any third party. Global shall have 2 years from the signing of this agreement to exercise this option to purchase ..

2.

Both parties hereto shall, in good faith, within the 30 day period following the full execution of this LOI, conduct whatever additional due diligence each of them desires with respect to each other and to the essence and viability of the LLC/licensing agreement between them contemplated hereunder, and, if and only if both parties hereto are fully satisfied with their respective due diligence hereunder, the parties hereto shall then, promptly and in good faith, jointly prepare (utilizing counsel to Weldmation for such purposes), negotiate, conclude and execute a mutually satisfactory Licensing Agreement/Option to Purchase for the LLC contemplated hereunder, with the understanding that if, for any reason, said Licensing Agreement/Option to Purchase is not mutually concluded and executed by both parties hereto within the 30 days as set forth herein or such other time as mutually agreed to by the parties, then, at any time thereafter, either party hereto may, in its sole discretion, elect to terminate this LOI and its relationship with the other, as contemplated hereunder, by notice thereof in writing to the other party hereto, in which event, neither party hereto shall have any further obligation or responsibility hereunder or to the other party hereto, by reason of the subject matter of this LOI;

Both of us agree to act, and to cause our respective designated representatives and our respective employees and agents to act, promptly, timely and in good faith always in a manner consistent with the best interests of this LOI/LLC, in regard to all of our respective activities for and on behalf of the LOI/LLC, with respect to the business activities thereof, and, in the event of a irreconcilable disagreement between us as to any matter relating to the LOI/LLC and/or the activities thereof that requires the consent of both parties thereto, both parties hereto hereby agree that the same will be resolved by binding and court enforceable arbitration in Macomb, MI pursuant to the then current rules of the American Arbitration Association.

Although neither of us shall at any time be obligated in such regard (and, further, shall have the right, at any time and for any or no reason, to unilaterally cancel the same), as aforesaid, if we have not jointly executed a mutually satisfactory and definitive Licensing Agreement/Option to Purchase for the subject LOI/LLC contemplated hereunder by the date specified in Paragraph 2 above, it is understood and agreed that this LOI may be cancelled and terminated as provided in said Paragraph 2;

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5.

Both of us agree to keep strictly confidential and not to disclose to any third party the terms of our joint venture, as described above, although the existence of a joint venture between the parties hereto for the exploitation of the Patents may be disclosed by either of the parties hereto to those third parties having a valid need for such information;

6.

The Licensing Agreement/Option to Purchase for the LLC between us shall contain such terms and conditions as shall be mutually satisfactory to both of us and shall provide for Weldmation or its designated person to be the sole Manager thereof, with authority and responsibility to act and function alone in all specifically defined aspects of the business of the LLC. All expenses of the LLC shall be subject to the approval of both Global and Weldmation.

7.

If, at any time in the future, one of the parties hereto desires to sell the business owned by the LLC and the other does not, then the mutually satisfactory definitive Licensing Agreement/Option to Purchase shall provide for a mutually satisfactory method and structure by which such sale deadlock could be broken, including by way of a mutually satisfactory right of first refusal provision in favor of the party desiring not to sell, and each party hereto agrees to negotiate in good faith in regard to creating such anti-deadlock provision in the agreements set forth herein.

8.

No prior, present or future agreements or representations of either of the parties hereto shall be binding upon the party unless set forth in the Agreements contemplated herein.

9.

This LOI and the agreements contemplated herein shall be binding upon and shall inure to the benefit of both parties hereto and their respective successors and assigns. Any notice to be given hereunder shall be given in writing and delivered personally or by overnight delivery service (such as FedEx or UPS) or by facsimile, provided that the recipient thereof acknowledges receipt of the facsimile, to each party hereto at the addresses, telephone numbers and fax numbers for each of party indicated in this LOI.

10.

Both parties hereto hereby agree to keep the terms of this LOI hereto strictly confidential and not to disclose the same to any third parties whomsoever, other than to our respective legal and financial advisors, or as may otherwise be required by a court of competent jurisdiction.

As above stated, this LOI is not intended to be binding upon either party hereto and shall, at all times, be subject to the execution by both parties hereto of

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mutually satisfactory legal documents, including, without limitation, a formal and written definitive Licensing Agreement/Option to Purchase, evidencing the subject transaction and the related agreements between the parties hereto.

If you are agreeable to the foregoing basic business terms of the subject e LOI between us, please so acknowledge the same in the space provided below and return an acknowledged copy of this LOI to the undersigned.

Sincerely,

WELDMATION, INC. (on

to be formed)

By: Earl E. Kansier, CEO

_

5.

The undersigned hereby agrees and consents to the foregoing.

GLOBAL TECH INTERNATIONAL, INC.

By:

_

Its:

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